UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

	NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-33746

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 169442100

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

China MediaExpress Holdings, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

Room 2805, Central Plaza,
City, State and Zip Code Wanchai, Hong Kong

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 14, 2011, China MediaExpress Holdings, Inc. (the “Company”) announced that the Company's registered independent accounting firm, Deloitte Touche Tohmatsu ("DTT") had formally resigned its engagement by the Company as of March 11, 2011. Following the receipt of the DTT resignation letter, on March 13, 2011, the Company received notice of the resignation of Jacky Lam from his position as Chief Financial Officer and director of the Company, effective immediately. As a result, CME would be delaying its fourth quarter earnings release and would not file its Form 10-K for the fiscal year ended December 31, 2010 by March 16, 2011, its original due date.

Following these events, on March 17, 2011, the Board of Directors authorized the formation of a special committee of the Board of Directors to investigate concerns regarding the Company’s financial records identified by the Company’s auditors in the course of their audit of the consolidated financial statements for the fiscal year ended December 31, 2010.

The special committee is composed of the independent directors comprising the Company’s audit committee.  The audit committee is in discussions with candidates for independent outside counsel, which will initiate an internal investigation of the matters described above, and forensic accountants that will support their work.  In view of the fact that the investigation is just commencing at this time, the Company cannot predict at this time whether that investigation will require any adjustments to its financial statements, and if so whether such adjustments will be material.

Due to the pendency of the issues described above, the Company will not be able to file its Annual Report on Form 10-K in a timely manner.  The Company cannot at this time estimate when the internal investigation of the relevant issues will conclude.  The Company intends to file the Form 10-K as soon as reasonably practicable.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mitchell S. Nussbaum	212	407-4159
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be significant changes in results of operations from the corresponding period for the last fiscal year; however, due to the recent resignation of the registrant’s Chief Financial Officer and its registered independent accounting firm, the registrant is not able to reasonably estimate the change in results of operations.

China MediaExpress Holding, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : March 22, 2011	By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.